Gmail **Robert Lennox** [redacted]

Before we open to the public, I wanted to reach you first

1 message

Nina Tandon < [redacted] Fri, Sep 11, 2026 at 6:25 AM
Re I -To: Nina Tandon [redacted]
To: [redacted]

EPIBONE

Hi EpiBone Community,

For twelve years, EpiBone has been developing the ability to grow living bone and cartilage from a person's own stem cells, turning something that sounded like science fiction into medicine that is already in patients. And very soon you'll be able to own a piece of it. Before we open our Wefunder to the public, I wanted to come to you first.

The momentum is already here. We've raised $1.5 million from our existing investors, and more than $200,000 has come in on Wefunder from early supporters, before the round is even public.

Last month I spoke at the Freedom Summit in New Hampshire, in a room full of people building things that used to sound impossible. I walked out more certain than ever that now is the moment to bring more of you in.


ROUNDTABLE
Granite Bio Innovation
Freedom Summit
Patient Need Beyond the FDA
Lola Lozano
Ian Huyett
Attorney & Biotech Policy Advocate · Granite Bio Innovation
Nina Tandon
Co-Founder & CEO

I built this so the people who actually need it could own a piece of it. The patient who can't face another surgery, and the surgeon who runs out of options every week, understand what this means in a way most people never will.

The people who come in earliest get access to preferred terms, my way of thanking the ones who show up first. If you'd like to hold your place before we open to everyone, you can reserve your spot here.

I'll send word the moment we're live.

Nina Tandon, PhD, MBA
CEO & Co-Founder
EpiBone

EpiBone is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.